Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST QUARTER 2010 RESULTS

MONTERREY, MEXICO, April 27, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 10% in the first quarter of 2010 to approximately U.S.$3.0 billion versus the comparable period in 2009. EBITDA decreased 23% in the first quarter of 2010 to U.S.$515 million versus the same period of 2009. Consolidated cement sales volumes decreased 6% versus the same period in 2009, while ready-mix and aggregates sales volumes decreased 16% and 13%, respectively.

Financial and Operational Highlights

•	The decline in sales during the first quarter of 2010 was due primarily to lower volumes in Mexico, the U.S. and Europe, partly offset by higher prices in several markets.

•	The infrastructure sector continues to be the main driver of demand in most of the markets in which we operate.

•	Free cash flow after maintenance capital expenditures for the quarter was negative U.S.$171 million.

•	At the end of the first quarter, net debt plus our perpetual securities was approximately U.S.$18 billion, representing a decrease of U.S.$3 billion when compared to the same period last year.

Fernando A. Gonzalez, Executive Vice President of Planning and Finance, said: “The results of the quarter reflect the ongoing challenges posed by the effects of the global economic slowdown, as well as unfavorable weather conditions in the U.S. and Europe. Our ongoing efforts to reduce costs and optimize the efficiency of our operations are progressing well and we continue to build upon on our goals of becoming a leaner, more agile company. We continue to make progress in mitigating our refinancing risk and lengthening our debt maturity profile. Today, we are well placed to take advantage of the potential recovery in some of our key markets.”

Consolidated Corporate Results

Net income from continuing operations was a loss of U.S.$341 million in the first quarter of 2010 versus a loss of U.S.$61 million in the first quarter of 2009 due to lower operating income, higher financial expenses, higher other expenses, and a tax expense versus an income last year related to a deferred tax benefit recognized during the first quarter of 2009, partly mitigated by foreign exchange gains and lower losses on financial instruments.

Geographical Markets First Quarter Highlights

Net sales in our operations in Mexico decreased 4% in the first quarter of 2010 to U.S.$742 million, compared with the same period of 2009. EBITDA decreased 10% to U.S.$258 million versus the same period last year.

CEMEX’s operations in the United States reported net sales of U.S.$552 million in the first quarter of 2010, down 24% from the same period in 2009. EBITDA was a loss of U.S.$23 million in first quarter.

In Spain, our net sales for the quarter were U.S.$150 million, down 24% versus the first quarter of 2009, while EBITDA decreased 19% to U.S.$31 million.

Sales in the United Kingdom operations remained flat during the first quarter, reaching U.S.$267 million, when compared with the same quarter of 2009. EBITDA was a loss of U.S.$5 million in the quarter.

During the first quarter of 2010, net sales in the Rest of Europe region decreased 13%, to U.S.529 million, versus the comparable period in the previous. year. EBITDA was a loss of U.S.$27 million.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of U.S.$348 million during the first quarter of 2010, representing an increase of 4% over the same period of 2009. EBITDA decreased 6% in the quarter, to U.S.$121 million, versus the same period in 2009.

First-quarter net sales in Africa and the Middle East were U.S.$264 million, down 1% from the same quarter in 2009. EBITDA decreased 5%, to U.S.$83 million in the quarter, versus the comparable period in 2009.

Operations in Asia reported net sales of U.S.$124 million, an increase of 10% versus the first quarter of 2009, and EBITDA was U.S.$33 million, an 18% increase from the same period in the previous. year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

3